COMMENTS RECEIVED ON 08/31/2017

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Intermediate Treasury Bond Index Fund, Fidelity Long-Term Treasury Bond Index Fund,

Fidelity Short-Term Treasury Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 379

Fidelity Long-term Treasury Bond Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund seeks to replicate the performance of the Bloomberg Barclays U.S. Long Treasury Bond Index. The Adviser normally invests at least 80% of the fund's assets in securities included in the Index. The Index is a market value-weighted index of investment-grade fixed-rate public obligations of the U.S. Treasury with maturities of ten years or more. The fund normally maintains a dollar-weighted average maturity of ten years or more. As of February 28, 2017, the dollar-weighted average maturity of the Index was 25.2 years.”

C:

The Staff requests we disclose in the “Fund Summary” section that the fund will invest significantly longer than 10 years. The Staff also requests we disclose the impact that longer maturities have on interest rate risk.

R:

The fund believes that the “Fund Summary” section adequately discloses its principal investment strategies, including the strategy to normally maintain a dollar weighted average maturity of 10 years or more.  In addition, the fund believes that the risks associated with investing in securities with longer maturities are discussed in the “Fund Basics -- Principal Investment Risks -- Interest Rate Changes” section of the prospectus. We believe interest rate risk is also adequately summarized in the “Investment Summary” section and accordingly have not modified the disclosure.

Fidelity Short-Term Treasury Bond Index Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).”

C:

The Staff requests that a corresponding strategy and risk disclosure be added.

R:

The current disclosure appropriately discloses the fund’s principal investment strategies and risks. The fund believes that the risks associated with investing in derivatives are described in “Issuer‐Specific Changes” and “Leverage Risk” in the Fund Basics section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.